UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Christopher Ricciardi 135 East 57th Street, 21st Floor New York, New York 10022 (646) 673-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45779L 107

1	Name of reporting person Christopher Ricciardi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC; PF; 00
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,031
	8	Shared voting power 1,515,544
	9	Sole dispositive power 7,031
	10	Shared dispositive power 1,515,544
11	Aggregate amount beneficially owned by each reporting person 1,522,575
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 12.5%
14	Type of reporting person IN

CUSIP No. 45779L 107

1	Name of reporting person Stephanie Ricciardi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,465,144
	9	Sole dispositive power 0
	10	Shared dispositive power 1,465,144
11	Aggregate amount beneficially owned by each reporting person 1,465,144
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 12.0%
14	Type of reporting person IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) is filed to amend Items 4, 5 and 6 to reflect changes to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2009, and amended on December 21, 2009 by Amendment No. 1 (“Amendment No. 1”) to Schedule 13D and on December 24, 2009 by Amendment No. 2 (“Amendment No. 2”) to Schedule 13D, resulting from (i) the entering of the Amended and Restated Employment Agreement, by and between the Issuer and Christopher Ricciardi, dated as of April 19, 2011 (the “Employment Agreement”), and (ii) the entering into of the Acknowledgment, by and between the Issuer and Stephanie Ricciardi, dated as of April 19, 2011 (the “Acknowledgment”).

Item 4.	Purpose of Transaction

This Item 4 is being supplemented as follows:

On April 19, 2011 (the “Effective Date”), the Issuer and Christopher Ricciardi entered into the Employment Agreement, whereby, pursuant to the terms and conditions thereof, Mr. Ricciardi agreed that, until January 1, 2013, Mr. Ricciardi will not, and will cause The Christopher Ricciardi Irrevocable Retained Annuity Trust U/A/D January 16, 2008 (the “Trust”) and Mrs. Ricciardi, to not, directly or indirectly, acquire any additional ownership interest in any shares of the Issuer’s Common Stock, excluding any shares of Common Stock issued to Mr. Ricciardi by the Issuer.

Pursuant to the terms and conditions of the Employment Agreement, until the earlier of December 31, 2012 or the termination of the Section 382 Rights Agreement, dated as of December 21, 2009, by and between the Issuer and Mellon Investor Services LLC, Mr. Ricciardi agreed that he will not, and will cause Mrs. Ricciardi and the Trust to not, directly or indirectly, dispose of any interest in any shares of the Issuer’s Common Stock if, after giving effect to such disposition, there would occur an “ownership change” under Section 382 of the Internal Revenue Code and the rules and regulations promulgated thereunder.

In addition, pursuant to the terms and conditions of the Employment Agreement, until the date that is fifteen (15) months following the Effective Date, Mr. and Mrs. Ricciardi each agreed that he/she will vote, or cause to be voted, all of the shares of the Issuer’s voting securities beneficially owned by him/her in accordance with the recommendations of the Issuer’s Board of Directors.

The foregoing is a summary of certain provisions of the Employment Agreement and of the Acknowledgment, and such summary is qualified in its entirety by the full text of the Employment Agreement and Acknowledgment, copies of which are attached as Exhibits 1 and 2 to this Amendment, respectively, and are incorporated herein by reference.

Item 5.	Interest of Security Holders in the Issuer.

(a)–(b) Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Number of Shares of Common Stock with Sole Voting Power

Christopher Ricciardi—7,031

Stephanie Ricciardi—0

Number of Shares of Common Stock with Sole Dispositive Power

Christopher Ricciardi—7,031

Stephanie Ricciardi—0

Number of Shares of Common Stock with Shared Voting and Dispositive Power

Christopher Ricciardi—1,515,544

Stephanie Ricciardi—1,465,144

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 64,975 shares of Common Stock held by The Ricciardi Family Foundation, of which Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner. Mr. Ricciardi and Mrs. Ricciardi disclaim any interest in these shares beyond each of their pecuniary interest therein. On December 31, 2009, Christopher Ricciardi and Mrs. Ricciardi transferred 61,225 shares of Common Stock to The Ricciardi Family Foundation. The price per share of Common Stock transferred to The Ricciardi Family Foundation was $4.90. Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner of 64,975 shares of Common Stock held by The Ricciardi Family Foundation as a result of their position on the Board of Directors of the foundation. The Board of Directors of The Ricciardi Family Foundation is comprised of Christopher Ricciardi, Stephanie Ricciardi and Peter Ricciardi. Accordingly, Mr. Ricciardi and Mrs. Ricciardi may be deemed to share voting and/or dispositive power over such shares with each other and Mr. Peter Ricciardi. Mr. Peter Ricciardi, a U.S. citizen, is principal of Quaker Capital and has a business address at 57 Old Post Road, #2, Greenwich, CT 06830. During the last five years, Mr. Peter Ricciardi has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 1,351,722 shares of Common Stock held jointly by Mr. Ricciardi and Mrs. Ricciardi.

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 48,448 shares of Common Stock held by Mrs. Ricciardi, of which Mr. Ricciardi may be deemed a beneficial owner.

With respect to Mr. Ricciardi only, his amount includes 50,400 shares of Common Stock held by IFMI, LLC, a subsidiary of the Issuer (“IFMI, LLC”), of which Mr. Ricciardi may be deemed to be a beneficial owner. Mr. Ricciardi disclaims any interest in the 50,400 these shares beyond his pecuniary interest therein. The Board of Managers of IFMI, LLC is comprised of Mr. Ricciardi, Daniel G. Cohen, and Joseph W. Pooler, Jr. Mr. Ricciardi may be deemed to share voting or dispositive power with Messrs. Cohen and Pooler. Mr. Cohen is a U.S. citizen and is Chairman of the Board, Chief Executive Officer and Chief Investment Officer of the Issuer, and the Chairman of the Board of Managers, Chief Investment Officer and Chief Executive Officer of IFMI, LLC, and has a business address at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. Mr. Pooler is a U.S. citizen and is Executive Vice President/Chief Financial Officer of the Issuer and IFMI, LLC and has the same business address as Mr. Cohen. During the last five years, Messrs. Cohen and Pooler have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Aggregate Number of Shares of Common Stock Beneficially Owned

Christopher Ricciardi—1,522,575

Stephanie Ricciardi—1,465,144

Percentage of Class Beneficially Owned

Christopher Ricciardi—12.5%

Stephanie Ricciardi—12.0%

The percentages used herein and elsewhere in this Amendment are based on 12,210,649 shares of Common Stock outstanding, which represents the number of shares of Common Stock provided by the Issuer to Mr. Ricciardi and Mrs. Ricciardi for purposes of this Amendment. Pursuant to Section 13(d)(4) of the Act, the calculation of the percentages for Mr. Ricciardi excludes from the denominator the 50,400 shares of Common Stock held by IFMI, LLC.

(c) There have been no transactions by Mr. Ricciardi or Mrs. Ricciardi in shares of Common Stock during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

This Item 6 is being supplemented as follows:

On July 16, 2010 and January 16, 2011, the Trust transferred 110,194 and 98,211, respectively (the “Ricciardi IFMI Units”) of its 223,520 recapitalized IFMI, LLC membership units to Mr. Ricciardi in satisfaction of a payment due from the Trust to Mr. Ricciardi. As a result of such transfer and in accordance with IFMI, LLC’s Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”) and along with other members of IFMI, LLC other than the Issuer and Mr. Cohen, Mr. Ricciardi will have the right, to require that IFMI, LLC redeem all or a portion of the Ricciardi IFMI Units in exchange for cash, provided that the Issuer may, in its sole discretion, deliver shares of Common Stock to Mr. Ricciardi to satisfy IFMI, LLC redemption obligation. The description of the Operating Agreement contained herein is qualified in its entirety by reference to Exhibit 1 to Amendment No. 1, which is incorporated herein by reference. The exchange ratio applicable to a redemption is currently one-to-one, but is subject to change upon the occurrence of (a) the issuance of additional Common Stock as a dividend or other distribution on outstanding Common Stock, (b) a subdivision of outstanding Common Stock into a greater number of Common Stock, or (c) a combination of outstanding Common Stock into a smaller number of Common Stock.

The amount of cash Mr. Ricciardi will be entitled to receive in connection with a cash redemption of the Ricciardi IFMI Units will be equal to: (a) the number of the Ricciardi IFMI Units tendered for redemption by Mr. Ricciardi, multiplied by (b) the exchange ratio, multiplied by (c) the value of a share of Common Stock at the time of redemption. The number of shares of Common Stock that Mr. Ricciardi may, in the Issuer’s sole discretion, receive in lieu of cash in connection with a redemption will equal (a) the number of the Ricciardi IFMI Units tendered for redemption by Mr. Ricciardi, multiplied by (b) the exchange ratio.

As a result of the transfer the Ricciardi IFMI Units, the Trust holds 15,115 recapitalized IFMI, LLC membership units.

In addition, the information in Item 4 is incorporated by reference herein.

Item 7.	Materials to be filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Employment Agreement, by and between Institutional Financial Markets, Inc. and Christopher Ricciardi, dated as of April 19, 2011

2	Acknowledgment, by and between Institutional Financial Markets, Inc. and Stephanie Ricciardi, dated as of April 19, 2011

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2011

/s/ Christopher Ricciardi
Christopher Ricciardi

/s/ Stephanie Ricciardi
Stephanie Ricciardi